March 11, 2005

Mail Stop 0306

Andre DiMino, Chairman
Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

Re:	Ivivi Technologies, Inc.
	Registration Statement on Form SB-2
      Filed February 11, 2005
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 3, 2005
      File No. 333-122768

Dear Mr. DiMino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise your disclosure to make the meanings of all technical, medical and industry-specific terms clear from the context of your discussion. For example, we note the references to "Stage III and Stage IV" ulcers, "venous stasis" and "angiogenesis" on pages
1-2, and "objectively-measured" blood flow on page 42. Please also describe such terms where they first appear.
2. Please provide the definitions of all Internal Revenue Code terms contained in the prospectus. We note, for example, "parachute payments" on page 65, and "Outside Directors" and "Incentive Options" on page 67.
3. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Additionally, when filing the first amendment to your registration statement, please ensure that corresponding updates are made throughout the prospectus to reflect the financial results for the quarter ended December 31, 2004. We note, for example, that your accumulated deficit disclosure on page 7 and your Dilution disclosure on page 24 are as of September 30, 2004.
4. Please include an updated and signed consent from your independent auditors with any amendment filed.

Registration Statement Cover Page
5. Please add and check the Rule 415 box to the cover page of the registration statement. Refer to Item D.36 in the main volume of our
Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone.shtml.

Prospectus Cover Page
6. Supplementally confirm to us that the selling shareholders will not sell any of the shares being registered for resale until your shares are quoted on the Nasdaq SmallCap Market. Alternatively, disclose on the cover page of the prospectus and in your plan of distribution section that the selling shareholders will sell at a fixed price per share until your shares are quoted, and identify the fixed price at which the selling shareholders will sell until a trading market is established.

Prospectus Inside Front Cover Page - Page i
7. We note your disclosure that you "do not make any representation as to the accuracy" of the market and clinical data and other data and forecasts included in your prospectus. Please note that it is inappropriate to suggest that you do not have responsibility for the accuracy of disclosure in the registration statement. Please revise your disclosure accordingly.
8. Please supplementally provide us with copies of the industry reports and market data cited throughout the registration statement, clearly marking the relevant sections, and identify the reports prepared specifically for your use. Please also supplementally provide us with copies of consents from the sources of the citied statistics consenting to the use of their names and/or data in the prospectus.
9. Please also revise to clarify when cited statistics are the result of sponsored research and when cited statistics are the result of studies conducted and findings made by your key employees or affiliates.

Prospectus Summary - Page 1
10. The disclosure in the summary should be a balanced
presentation
of your business. Please balance the disclosure of your potential market prospects with a brief discussion of the principal challenges or risks associated with your company and business opportunities, many of which are identified in your Risk Factors section. You should specifically highlight the fact that since inception you have generated only limited revenues and incurred significant losses.
11. We note your disclosure on page 4 that, pursuant to an
agreement
with ADM Tronics, "all future technologies and products utilizing non-invasive electrotherapeutic technologies will be developed and commercialized by [you] and not ADM Tronics." Please file this agreement as an exhibit to the registration statement. Additionally, as this agreement relates to "future" technologies, please clarify whether ADM Tronics is free to compete with your current SofPulse technology products and the other products you are currently developing. We note further your disclosure that ADM Tronics currently has its own "non-invasive medical devices." Also disclose whether you have non-competition agreements with ADM Tronics and its
employees.
12. Please describe in greater detail the joint note offerings mentioned on page 4. Clarify how the proceeds from these offerings where allocated between you and ADM Tronics and the purposes for which those proceeds were used. We note your disclosure on page 33 that net proceeds from the private placements "were being held by ADM
Tronics."

Risk Factors - Page 7

General
13. Please describe, under appropriate heading, the risks associated with the fact that you did not have sufficient independent and disinterested directors to approve or ratify the transactions referenced in the Certain Relationships and Related Transactions section of the prospects.
14. Please add a risk factor addressing the risks associated with engaging an underwriter with limited experience, some of which are listed on page 83.

We have a limited operating history on which to evaluate our potential.... - Page 7
15. The descriptions in the bulleted lists are too vague and generic.
Please revise to clarify how each is specific to your business and operations.

We have a history of significant and continued operating
losses.... -
Page 7
16. Disclose how long you expect to incur additional operating losses and negative cash flows from operations. For example, do you intend to incur such losses for the foreseeable future?
17. Please address the risks associated with your expectation that your auditors will raise substantial doubt regarding your ability to continue as a going concern. You should address, for example, the adverse effects that the auditor`s going concern opinion may have on your ability to secure additional financing.

Our revenues are currently dependent on our products which utilize
PEMF.... - Page 8
18. In an appropriate section of the prospectus, please expand your description of the "perceived issues relating to the quality and safety" of your products.
19. We refer you to the second paragraph under this risk factor heading. Under separate and appropriate headings, please expand your disclosure to highlight: (i) the risks associated with seeking regulatory clearance and approval of new products or technologies; and (ii) the risks associated with your ability to market, sell and commercialize new products.
20. Additionally, the bullet point list is generic and does not indicate how these risks specifically impact your business and operations. Please revise to use examples that demonstrate the risk to your business.

If we are unable to receive reimbursement from third parties.... -
Page 9
21. Please quantify the portion of your historical revenues comprised of Medicare payments.

The loss of any of our executive officers or key personnel.... -
Page
13
22. Please confirm that you will file as exhibits to the registration statement your employment and consulting agreements with your key personnel.
23. We also note that your employment agreement with Mr. DiMino will not require him to devote his full time and attention to your company. Please expand your risk factor disclosure to discuss the risks this may present to your investors.

We depend on a limited number of suppliers.... - Page 13
24. With a view toward disclosure, tell us how much time you would need to replace a key supplier.

Risks Related to Our Common Stock - Page 17

Executive officers, directors and entities affiliated with
them.... -
Page 17
25. Please revise your disclosure of the percentage of your common stock beneficially owned by your directors, officers, principal shareholders and affiliates of the same to reflect the exercise of all "in the money" options and warrants based on the assumed initial public offering price.

Our stock price after the offering could be below the offering price.
- Page 18
26. Please explain how your stated belief that the valuation metrics often attributed to medical device technology companies are less than those attributed to biotechnology companies impacts the risk that your stock price after the offering may be less than the offering price.

Sales of substantial amounts of our common stock may occur.... -
Page
18
27. It is unclear whether the shares offered by the selling shareholders and registered pursuant to this registration statement are also subject to a lock-up agreement. Please clarify here and elsewhere where appropriate throughout this prospectus and in the alternate prospectus. We may have further comment.

Special Note Regarding Forward-Looking Statements - Page 21
28. Please delete the second sentence of this paragraph as it is inappropriate to disclaim responsibility for the accuracy and completeness of statements that appear in your prospectus.



Dilution - Page 24
29. Please expand your disclosure to include the further dilution to new investors assuming exercise of the outstanding stock options and warrants if the exercise prices will be significantly less than the
IPO price.
30. Please also quantify the dilution to new investors assuming your underwriters` over-allotment is exercised in full.

Selected Financial Information - Page 27
31. Please supplementally clarify what is meant by the phrase
"qualified in its entirety by" as it relates to the audited financial statements.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation - Page 28

Results of Operations - Page 31

Six months ended September 30, 2004 compared to six months ended
September 30, 2003 - Page 31

Rental Income - Page 31
32. Revise to quantify each of the significant factors cited, such as increased marketing activities and sales of products, in explaining the changes in your rental income. In addition, each significant factor that contributed to the significant variances in expense amounts each period, such as increases in salaries and consulting fees in your selling, general and administrative expenses, should also be quantified and discussed. Please apply throughout MD&A to the extent practicable.
33. Please explain how sales of your products increased your rental income.

Income Taxes - Page 32
34. Please tell us whether this offering will qualify as a "change of control" for purposes of determining loss carryforwards.

Liquidity and Capital Resources - Page 33
35. Please revise your discussion of liquidity to describe more fully your overall financial structure, with particular emphasis on your agreements with ADM and subsidiaries. Transactions, arrangements and relationships with unconsolidated entities that are reasonably likely to affect liquidity should be fully disclosed as well.
36. Please make more specific disclosure about covenants associated with your borrowings. For example, quantify the financial covenants to the extent practicable.
37. Additionally, please describe in greater detail the "certain covenants" that may result in an increase in the number of shares of common stock underlying the notes and warrants. Also quantify the potential increase in the number of underlying shares.
38. Please revise to disclose, if true, that you are currently in compliance with the covenants contained in the notes. Additionally, to the extent that these existing debt covenants may substantially restrict your ability to operate your business, provide appropriate risk factor disclosure.
39. Please tell us why ADM Tronics was holding the proceeds from your private placement. We note your disclosure on page 33.

Other
40. When you make changes to the financial statements included in the
Form SB-2 in responding to our financial statement comments, revise
Management`s Discussion and Analysis where necessary to reflect those changes.

Business - Page 36

Business Overview - Page 36
41. We note your disclosure that the SofPulse device has been used in over 600,000 treatments. Please expand your disclosure to define "treatment" as the term is used in this context. For example, does
"treatment" refer to a single patient or a single session?
42. Please describe the material terms of your three third-party distribution agreements and tell us why you have not filed these agreements as exhibits to the registration statement.



Market Overview - Page 37
43. We note your disclosure that you are currently researching and clinically testing potential applications for your SofPulse device and exploring the possibility of utilizing PEMF technology for the treatment of edema. Please expand your disclosure to discuss the research and testing costs and time needed to make such applications of your products viable.

Future Markets - Page 38
44. If you elect to retain projections regarding potential future markets in your prospectus, please balance this disclosure with a description of the challenges, costs, and time needed to develop and commercialize products to be introduced into those markets.

Other Markets and Applications - Page 45
45. Please update your disclosure regarding the status of your regulatory clearance application for the pain relief product and tell us whether you still anticipate obtaining clearance by the end of 2005.

Our Strategy - Page 39

Expand the use of SofPulse for Angiogenesis and Vascularization
.....
- Page 40
46. Please briefly describe the material terms of your sponsored research agreements with Montefiore Medical Center and disclose whether any payments were made with securities.

Current Applications - Page 41
47. We note your disclosure on page 42 that you are re-introducing the SofPulse device into the chronic wound market. Please expand your disclosure to discuss the impact of competing products and technologies developed by your competitors since 1997, the last time your SofPulse device had a significant presence in this market.

Plastic Surgery - Page 43
48. Please disclose the meaning of acronyms such as "ASAPS" where they first appear in the prospectus. Also, please disclose any material relationships between you and this particular organization.
49. Please describe briefly the "issues of compliance" mentioned in the last paragraph on page 43.

Manufacturer and Suppliers - Page 48

Manufacturer - Page 48
50. From the disclosure of the terms of your manufacturing agreement, it appears that you are charged twice for the same materials used to manufacture your products, once when you purchase and provide ADM Tronics with these materials (as disclosed on page 50), and again when ADM Tronics charges you the invoiced cost for these materials.
Please explain.
51. Please explain how the ADM Tronics` labor rate is determined, disclose the basis for your belief that the labor rate is less than that which you could obtain from unaffiliated third parties, and disclose whether ADM Tronics` rate is still more favorable than what you believe you could obtain from unaffiliated third-parties after the 20% premium is included.
Competition - Page 50
52. We note your disclosure that Regenisis Biomedical manufactures and markets a device that is similar to "[your] first generation SofPulse device" (emphasis added). However, your disclosure on page
14 states that Regenisis manufactures and markets products similar to all of your SofPulse device products. Please explain this apparent discrepancy.
53. Please describe the methods of competition and your competitive position in the industries in which you compete. Refer to Item 101(a)(4) of Regulation S-B.

Reimbursement - Page 55

Medicare - Page 55
54. Please describe the difference between "providers of healthcare in the home" and "home health care systems." We note your disclosure that the October 2004 CMS quarterly update provides for reimbursement of the former but not the latter. It is also unclear whether the October 2004 update effectively limits its July 2004 reversal regarding Medicare reimbursement for the use of your products.
Please clarify.


Hospital Setting - Page 56
55. We note your disclosure that the prospective payment system ("PPS") caps the amount a hospital can be reimbursed for inpatient care, based on predetermined rates which may be less than the hospital`s actual costs in furnishing such care. It would thus appear that the PPS could limit the amount you can charge hospitals for the use of your products. If true, please provide appropriate disclosure regarding this fact.

Properties - Page 57
56. Please explain why ADM Tronics determines the portion of facilities space allocated to you on a monthly basis. What factors does ADM Tronics consider in determining the allocation?
57. Please confirm that the monthly rent for your research facilities in Santa Clara, CA is, in fact, $400.

Management - Page 59

General
58. Please disclose in the Management section of the prospectus, if true, that your underwriter has the right during the three-year period following the consummation of this offering to designate one person for election to your board.

Executive Compensation - Page 63
59. We note your disclosure that no officer of Ivivi received any compensation for fiscal years ended March 31, 2002, 2003 or 2004. Please note that Item 402 of Regulation S-B requires the disclosure of all compensation paid to named executives "by any person for services rendered in all capacities to the registrant." Thus, please disclose all compensation awarded to, earned by or paid to your officers, whether or not such compensation was received directly from
Ivivi, or confirm that no such compensation was awarded, earned or paid.
60. Please tell us why you believe the stock options granted to your officers in fiscal year 2004 should not be considered compensation pursuant to Item 402 of Regulation S-B.

Stock Issuances - Page 65
61. We note your 	disclosure of a voting agreement among your
officers and certain shareholders. Please file this agreement as an exhibit to the registration statement and disclose the names of the
"certain shareholders" who are parties to the agreement.

Consulting Agreement - Page 66
62. Please tell us whether this offering qualifies as a "change of control" as such term is defined in your consulting agreement with Dr. Berish.

Security Ownership of Certain Beneficial Owners and Management -
Page
69
63. Please include in the beneficial ownership table, as shares beneficially owned by Mr. DiMino, the 215,000 shares held by Fifth Avenue Capital Partner for which Mr. DiMino will retain the right to vote after the completion of the offering.

Certain Relationships and Related Party Transactions - Page 71

Repayment of Amounts to ADM Tronics - Page 71
64. Please disclose here and in the "Use of Proceeds - Repayments of
Amounts" section of the prospectus that your Chairman and CFO, together with his family, owns approximately 30% of ADM Tronics` outstanding shares.

Description of Capital Stock - Page 74
65. We note your disclosure that you intend to amend the company`s certificate of incorporation. Please file a copy of the form of amended and restated certificate of incorporation as an exhibit to your registration statement and clarify when the amended and restated certificate will become effective.

Shares Eligible for Future Sale - Page 78
66. Please revise to provide a table showing the number of shares that could be sold under Rule 144 at each relevant date in the future, taking into account the impact of the lockup agreements.

Lock-Up Agreements - Page 78
67. We note your disclosure that an as yet unspecified number of shares are subject to lockup agreements that extend for a period of between six and twelve months after the effective date of the registration statement. Please expand your disclosure to identify the number of shares subject to each lock-up agreement of a specific length.
Underwriting - Page 79
68. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Briefly describe any electronic distribution in the filing.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* The communications used;
* The availability of the preliminary prospectus;
* The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
* The funding of an account and payment of the purchase price. Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.
69. Please provide an estimate of the number of shares that may be sold to discretionary accounts as required by Item 508(h) of Regulation S-B.

Financial Statements

Financial Statements as of September 30, 2004 and 2003

General
70. Please apply our comments on the financial statements for the year ended March 31, 2004 and 2003 to your period ended September 30,
2004 and 2003 where applicable.
71. Revise to include the accountants report for the six months ended
September 30, 2004 and 2003. If no report was prepared then label the financial statements as "unaudited."

Balance Sheet - Page F-2
72. Supplementally explain the nature of $2 million current asset, "due from ADM Tronics Unlimited, Inc." Why was no balance recorded in prior periods? Revise to clarify that this is a related party.
73. Tell us the nature of the "other assets" recorded on the balance sheet in the amount of $374,699.

Statement of Operations - Page F-3
74. If research and development expenses are material, revise to disclose separately on the face of the statement of operations.

Financial Statements as of March 31, 2004 and 2003

Balance Sheet - Page F-11
75. We note that your "note payable long term" is from the estate of a former officer and stockholder and your CFO and chairman is the administrator of the estate. Revise the balance sheet to disclose the notes payable as "Notes Payable - long-term - related party."
76. In this regard, revise the notes to financial statements to describe the terms of this note as required by paragraph 2 to SFAS 57, specifically when the note is due. Also, revise to clarify that the administrator of the estate is also your CFO and Chairman.
77. Revise to state separately on face of the balance sheet the number of shares authorized, issued and outstanding, paid-in-capital and accumulated deficit. Refer to Item 310 of Regulation S-B.
78. Tell us the nature of the current assets classified as "Equipment held for sale." Is this the same as inventory? Are you actively marketing this equipment, if so, what is the expected selling date?
Do you have any contracts with customers to purchase this equipment?
Provide the amount of equipment sold in each of the periods presented.

Statements of Operations - Page F-12
79. Supplementally provide us with a schedule of the components of "allocated charge (credit) - related party" for the period March 31,
2004 and 2003 and the six months ended September 30, 2004 and 2003.
Why were these costs and/or expenses not allocated to cost of revenues or selling, general and administrative expense as appropriate?
80. We note from your MD&A discussions that your interest expense is included in your selling, general and administrative expenses. If material, separately disclose on the face of the Statements of Operations.
81. We note disclosure on page 63 that "no officers of Ivivi received any compensation for the fiscal years March 31, 2002, 2003 or 2004."
Clarify that fact in the footnotes, including whether unpaid executive salaries have been accrued and expensed as earned in the financial statements. The company should reflect all costs of doing business, therefore, if an officer or executive is contributing time, contributed services should be valued and recorded, see SAB Topic 1-
B. Revise as necessary. This comment also applies to the six months ended September 30, 2004 and 2003.
82. Basic and diluted earnings per share (EPS) should be presented for all periods, even if the basic and diluted EPS are the same (see
SFAS #128, paragraph 38 for guidance). Dual presentation can be accomplished in one line on the statement of operations.

Note 1. Summary of Significant Accounting Principles and Policies
-
Page F-15

Acquisitions - Page F-15
83. We note that pursuant to an agreement on March 19, 2003 you assumed the liabilities net of assets of five subsidiaries of ADM. Supplementally explain to us the nature of and reasons for this transaction. Expand your disclosures to specifically state how you valued and accounted for the transfer. We may have additional comments after reviewing your response.

(c) SofPulse Units - Page F-16
84. Supplementally tell us how you determined the $262,000 write down of the SofPulse units held for sale. Revise disclosure to comply with paragraphs 47-48 of SFAS 144.

(e) Revenue Recognition - Page F-16
85. We see on page 36 that you have engaged distributors to help market and sell your products. Do you recognize revenue upon shipment of product to distributors or upon shipment of product to third party customers of distributors? Amend filing to explain. If you recognize revenue on shipment of product to distributors, amend filing to explain why you believe this practice is appropriate. Amend your filing to expand your revenue recognition policy to specifically address transactions with distributors.
86. In this regard, we note that one distributor is required to place a minimum order of 400 units from September 2004 to March 2006.
Do
you offer any sales incentives or discounts to this distributor, if so how are they accounted for? What happens if the distributor is unable to sell all the units by March 2006? Please advise.

Note 3. Private Placement Financings - Page F-18
87. We see that you completed a private placement financing of convertible promissory note in December 2004 and February 2005. Describe the factors considered in determining the fair value of the common shares associated with the conversion feature. Supplementally advise the staff whether such fixed conversion rate reflected a discount from the quoted market price of the stock on the dates of issuance. If so, was a beneficial conversion feature recorded? Please advise.
88. Revise to disclose the value assigned to the warrants included in the "units" and to explain the method used to determine the value.

Note 5. Equipment In Use Under Rental Agreements - Page F-19

89. We note that you have equipment in use and under rental agreements which are depreciated over seven years. Supplementally tell us why seven years is the appropriate depreciation period. Supplementally and revise to disclose where the depreciation expense is recorded in your statement of operations and why you believe the classification is appropriate.

90. In this regard, supplementally and in detail explain your policy with respect to the equipment loaned out for marketing and testing.
Explain the contractual terms under which it has been loaned, including any associated requirement that the borrower purchase any disposable products or services. Explain how you track the equipment rented to third parties and loaned out for marketing and testing and how you determine impairment.

Note 6. Due to Affiliated Companies - Page F-19
91. We note that ADM, your parent company forgave interest on your related party notes. Revise future filings to disclose the amount of the interest forgiven and how you accounted for the forgiveness. Revise to reconcile the disclosure, "the amount due has no stated interest rate" with page 23 which states "this amount accrues
interest at 6% per annum."   Refer to SAB Topic 1-B, Question 4,
for
guidance.
92. In this regard, explain the services that ADM and other subsidiaries perform on your behalf in expanded detail. Explain the terms of the manufacturing agreement and the management service agreement as discussed on page 48 and 51. If the manufacturing agreements obligates you to fixed or minimum purchases, disclose in the notes to the commitments and quantify the obligations.
Confirm
that your historical income statements reflect all costs of doing business, including costs incurred by ADM or affiliates. Refer to SAB Topic 1-B.

Note 8. Income Taxes - Page F-19
93. We note that you are included in the consolidated federal income tax return filed by ADM. It appears that a pro forma income statement for the most recent fiscal year and interim period reflecting a tax provision calculated on a separate return basis may be required. Refer to Interpretive Response to Question 3 of SAB Topic 1-B for guidance. Please revise or advise.

Note 9. Commitments and Contingencies - Page F-20
94. Significant obligations under non-cancelable long-term agreements should be disclosed. In this regard, we note that you entered into a six year consulting agreement with Dr. Strauch on January 1, 2004. Revise to disclose the terms of this agreement and the amount paid to date.
95. We also note that you entered into a "sponsored research agreement" with Montefiore Medical Center to fund research and development in the amount of $524,435. Revise to disclose the terms of this agreement and the amount paid to date in the footnotes.

Note 10. Stockholders` Equity - Page F-21
96. In each transaction involving the issuance of shares, options or warrants for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

Note 11. Stock Options - Page F-21
97. Provide a supplemental schedule showing in chronological order, the date of grant, recipient, number of options granted, exercise price, the deemed fair value of the underlying common stock, and the amount of deferred compensation recognized for all options issued during 2003 and to date.
98. In this regard, we note that you determined the fair value of the stock options at the date of grant was zero due to a "total lack of marketability." Demonstrate that your accounting complies with GAAP.
Refer to SFAS 123 in your response.

Note 13. Restatement - Page F-22
99. Supplementally and revise to disclose the facts and circumstances leading your parent, ADM, to conclude that the allocation method was incorrect. Revise to disclose what expense line item was affected.

Alternate Pages For Selling Shareholder Prospectus

Selling Security Holders - Page A-3
100. Please ensure that all shares held by all selling security holders are included in the table, as it does not appear that 1,580,368 shares are currently included in the table.
101. Please identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.
102. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:
* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise accordingly.
103. Please confirm that no material relationships currently exist, or have existed within the past three years, between you and any of the selling shareholders. We refer you to the disclosure that currently appears in the footnotes to the table.



Plan of Distribution - Page A-4
104. We note your disclosure that "[t]he selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus." We also note similar disclosure on the alternate cover page. Please note that the disclosures required by Item 307 of Regulation S-B regarding each such transferee, pledgee or other successor in interest must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate, prior to any such transferee, pledgee or other successor in interest transferring those shares in a transaction covered by this registration statement. Please revise your disclosures accordingly.

Part II

Item 26.  Recent Sales of Unregistered Securities - Page II-3
105. Please disclose the consideration received by the company in connection with the January 2004 offering.

Item 28.  Undertakings - Page II-6
106. Please provide the Rule 415 undertaking required by Item
512(a)
of Regulation S-B.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 824-5529 or
Brian
Cascio at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja
Heyliger at (202) 824-5082 or me at (202) 942-7924 with any other questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax):  	Steven M. Skolnick, Esq., Lowenstein Sandler
PC
973.597.2477
??

??

??

??

Andre DiMino
Ivivi Technologies, Inc.
March 11, 2005
Page 1